UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

InfuSystem Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45685K102
(CUSIP Number)

Christopher Sansone c/o Sansone Advisors, LLC 151 Bodman Place, Suite 100 Red Bank, New Jersey 07701 Telephone Number: (914) 715-8847
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	45685K102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,383,994

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,383,994

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,383,994

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	45685K102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,383,994

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,383,994

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,383,994

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	45685K102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sansone Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER
1,259,738

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,259,738

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,738

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	45685K102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher Sansone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

58,349

8.	SHARED VOTING POWER

1,383,994

9.	SOLE DISPOSITIVE POWER

58,349

10.	SHARED DISPOSITIVE POWER

1,383,994

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,442,343

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	45685K102

Item 1.	Security and Issuer.

The name of the issuer is InfuSystem Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer's principal executive offices is 3851 West Hamlin Road, Rochester Hills, Michigan 48309. This Amendment No. 2 to Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the “Shares”).

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Sansone Advisors, LLC, a Delaware limited liability company (“Sansone Advisors”); (ii) Sansone Capital Management, LLC, a Delaware limited liability company (“Sansone Capital Management”); (iii) Sansone Partners, LP, a Delaware limited partnership (“Sansone Partners”); and (iv) Christopher Sansone, a United States citizen (“Mr. Sansone”, and collectively with Sansone Advisors, Sansone Capital Management and Sansone Partners, the “Reporting Persons”).

	(b), (c)	Sansone Advisors is principally engaged in the business of providing investment management services to its pooled investment vehicle clients, including Sansone Partners (collectively, the “Sansone Funds”). Sansone Capital Management serves as the general partner of the Sansone Funds. Sansone Partners is principally engaged in the business of investing in securities. Mr. Sansone is the managing member of Sansone Advisors and Sansone Capital Management. The principal business address of the Reporting Persons is 151 Bodman Place, Suite 100, Red Bank, New Jersey 07701.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,383,994 Shares beneficially owned by Sansone Advisors came from the working capital of the Sansone Funds. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 1,383,994 Shares beneficially owned by Sansone Capital Management came from the working capital of the Sansone Funds. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 1,259,738 Shares directly owned by Sansone Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 1,442,343 Shares beneficially owned by Mr. Sansone came from: (i) the working capital of the Sansone Funds; and (ii) the exercise of stock options received by Mr. Sansone in connection with his prior service on the Issuer’s board of directors. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares beneficially owned by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons’ investment activities.

This Schedule 13D/A is being filed to report a change in the Reporting Persons’ respective beneficial ownership percentages.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer’s management, the Board and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Sansone Advisors may be deemed to be the beneficial owner of 1,383,994 Shares, constituting 6.5% of the Shares, based upon 21,315,428 Shares outstanding as of the date hereof. Sansone Advisors has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,383,994 Shares. Sansone Advisors has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,383,994 Shares.

As of the date hereof, Sansone Capital Management may be deemed to be the beneficial owner of 1,383,994 Shares, constituting 6.5% of the Shares, based upon 21,315,428 Shares outstanding as of the date hereof. Sansone Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,383,994 Shares. Sansone Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,383,994 Shares.

As of the date hereof, Sansone Partners may be deemed to be the beneficial owner of 1,259,738 Shares, constituting 5.9% of the Shares, based upon 21,315,428 Shares outstanding as of the date hereof. Sansone Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,259,738 Shares. Sansone Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,259,738 Shares.

As of the date hereof, Mr. Sansone may be deemed to be the beneficial owner of 1,442,343 Shares, constituting 6.8% of the Shares, based upon 21,315,428 Shares outstanding as of the date hereof. Mr. Sansone has the sole power to vote or direct the vote of 58,349 Shares and the shared power to vote or direct the vote of 1,383,994 Shares. Mr. Sansone has the sole power to dispose or direct the disposition of 58,349 Shares and the shared power to dispose or direct the disposition of 1,383,994 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. All of the reported transactions set forth on Exhibit B were open-market transactions

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2024	Sansone Advisors, LLC*

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Capital Management, LLC*

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Partners, LP* By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Christopher Sansone*

By: /s/ Christopher Sansone

* Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated September 24, 2024, relating to the Common Stock, par value $0.0001 per share, of InfuSystem Holdings, Inc. shall be filed on behalf of the undersigned.

Dated: September 24, 2024	Sansone Advisors, LLC

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Capital Management, LLC

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Sansone Partners, LP By: Sansone Capital Management, LLC Its general partner

By: /s/ Christopher Sansone
Name: Christopher Sansone
Title: Managing Member

Christopher Sansone

By: /s/ Christopher Sansone

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
09/16/24	Sale	2,245*	$6.46
09/16/24	Sale	22,755**	$6.46
09/17/24	Sale	1,285*	$6.45
09/17/24	Sale	13,031**	$6.45
09/18/24	Sale	4,309*	$6.45
09/18/24	Sale	43,691**	$6.45
09/20/24	Sale	2,694*	$6.61
09/20/24	Sale	27,306**	$6.61

*       Transaction on behalf of a Sansone Fund that is not a Reporting Person.

**       Transaction on behalf of Sansone Partners.